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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NATIONAL COAL CORP.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
632381208
(CUSIP Number)
Small Ventures USA, L.P.
Attn: Kayla Bruzzese
3050 Post Oak Blvd., Suite 460
Houston, TX 77056
Tel. No.: (713) 341-7916
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	632381208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA, L.P. 76-0556398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,851,723

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,851,723

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,851,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	632381208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William O. Perkins III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,851,723

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,851,723

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,851,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	632381208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA GP LLC 26-3084617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TX

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,851,723

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,851,723

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,851,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D is being filed by Small Ventures USA, L.P., Small Ventures USA GP LLC and William O. Perkins III relating to the shares of common stock, par value $0.0001 per share, of National Coal Corp, a Florida corporation. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 1, 2008 (the “Original 13D”), as amended by the Amendment No. 1 to the Original 13D filed with the Securities and Exchange Commission on August 7, 2008 (as amended, the “13D”).
Item 3. Source and Amount of Funds
Item 3 of the 13D is hereby amended and restated in its entirety to read as follows:
          The Reporting Persons, in the aggregate, have invested $18,520,728.52 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Small Ventures and a loan for $5,000,000 from Centaurus Capital LLC, which is evidenced by that certain Demand Promissory Note dated August 6, 2008 and guaranteed by Mr. Perkins. The Reporting Persons hold their shares of Common Stock in margin accounts maintained at Charles Schwab & Co., Inc. The value of the margin provided with respect to the acquisitions reported on this statement (including the acquisitions reported on the 13D) is approximately $6,449,268.71.
Item 5. Interest in Securities of the Issuer
Item 5(a) and (b) of the 13D are hereby amended and restated in their entirety to read as follows:
          (a) As of August 11, 2008, the Reporting Persons report beneficial ownership of 2,581,723 shares of Common Stock of the Issuer, which represents 8.8% of the Issuer’s outstanding shares of Common Stock, which percentage was calculated by dividing (i) the 2,851,723 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) the sum of (A) the 31,151,931 shares of Common Stock outstanding as of May 13, 2008, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2008 and (B) the 1,335,548 shares of Common Stock issued on May 27, 2008, June 2, 2008 and June 6, 2008 in exchange for the Issuer’s 10.5% notes due December 15, 2010 as reported on Current Reports on Form 8-K filed on May 28, 2008 and June 9, 2008.
          (b) Small Ventures has sole voting power and sole dispositive power with regard to 2,851,723 shares. Small Ventures GP and Mr. William O. Perkins III, through their investment discretion over Small Ventures, have shared voting power and shared dispositive power with regard to such shares.
Item 5(c) of the 13D is hereby amended by adding the following:
          (c) The transactions in the Issuer’s securities by the Reporting Persons between the filing of this Amendment to Schedule 13D and the filing of the 13D are listed below. All transactions were effected by Small Ventures in the open market, and all prices exclude commissions paid in per share prices.

Date	Action	Quantity	Symbol	Price per Share
8/7/2008	Buy	800.00	NCOC	$6.55
8/7/2008	Buy	1,100.00	NCOC	$6.55
8/7/2008	Buy	1,500.00	NCOC	$6.55
8/7/2008	Buy	2,200.00	NCOC	$6.55
8/7/2008	Buy	3,900.00	NCOC	$6.55
8/7/2008	Buy	4,200.00	NCOC	$6.55
8/7/2008	Buy	4,300.00	NCOC	$6.55
8/7/2008	Buy	5,209.00	NCOC	$6.55
8/7/2008	Buy	5,790.00	NCOC	$6.55
8/7/2008	Buy	9,400.00	NCOC	$6.55
8/7/2008	Buy	10,430.00	NCOC	$6.55
8/7/2008	Buy	11,700.00	NCOC	$6.55
8/7/2008	Buy	24,000.00	NCOC	$6.55
8/7/2008	Buy	100.00	NCOC	$6.55
8/7/2008	Buy	100.00	NCOC	$6.55
8/7/2008	Buy	200.00	NCOC	$6.55
8/7/2008	Buy	200.00	NCOC	$6.55
8/8/2008	Buy	250.00	NCOC	$6.50
8/8/2008	Buy	300.00	NCOC	$6.43
8/8/2008	Buy	500.00	NCOC	$6.42
8/8/2008	Buy	700.00	NCOC	$6.47
8/8/2008	Buy	1,300.00	NCOC	$6.90
8/8/2008	Buy	1,775.00	NCOC	$6.86
8/8/2008	Buy	1,900.00	NCOC	$6.90
8/8/2008	Buy	2,100.00	NCOC	$6.90
8/8/2008	Buy	5,153.00	NCOC	$6.90
8/8/2008	Buy	6,152.00	NCOC	$6.50
8/8/2008	Buy	28,220.00	NCOC	$6.90
8/8/2008	Buy	43,700.00	NCOC	$6.90
8/8/2008	Buy	1.00	NCOC	$6.90
8/8/2008	Buy	400.00	NCOC	$6.90
8/8/2008	Buy	300.00	NCOC	$6.90
8/8/2008	Buy	200.00	NCOC	$6.90
8/8/2008	Buy	300.00	NCOC	$6.90
8/8/2008	Buy	400.00	NCOC	$6.88
8/8/2008	Buy	100.00	NCOC	$6.87
8/8/2008	Buy	100.00	NCOC	$6.88
8/8/2008	Buy	100.00	NCOC	$6.86
8/8/2008	Buy	100.00	NCOC	$6.87
8/8/2008	Buy	29,341.00	NCOC	$6.55
8/8/2008	Buy	1,000.00	NCOC	$6.55
8/8/2008	Buy	400.00	NCOC	$6.55
8/8/2008	Buy	15,000.00	NCOC	$6.55
8/8/2008	Buy	7,100.00	NCOC	$6.55

Date	Action	Quantity	Symbol	Price per Share
8/8/2008	Buy	21,595.00	NCOC	$6.55
8/8/2008	Buy	2,547.00	NCOC	$6.55
8/8/2008	Buy	23,017.00	NCOC	$6.55
8/11/2008	Buy	100.00	NCOC	$6.79
8/11/2008	Buy	100.00	NCOC	$6.80
8/11/2008	Buy	100.00	NCOC	$6.79
8/11/2008	Buy	100.00	NCOC	$6.79
8/11/2008	Buy	100.00	NCOC	$6.78
8/11/2008	Buy	100.00	NCOC	$6.73
8/11/2008	Buy	100.00	NCOC	$6.72
8/11/2008	Buy	100.00	NCOC	$6.66
8/11/2008	Buy	100.00	NCOC	$6.63
8/11/2008	Buy	200.00	NCOC	$6.80
8/11/2008	Buy	200.00	NCOC	$6.72
8/11/2008	Buy	200.00	NCOC	$6.69
8/11/2008	Buy	200.00	NCOC	$6.68
8/11/2008	Buy	200.00	NCOC	$6.66
8/11/2008	Buy	200.00	NCOC	$6.70
8/11/2008	Buy	224.00	NCOC	$6.60
8/11/2008	Buy	300.00	NCOC	$6.74
8/11/2008	Buy	300.00	NCOC	$6.67
8/11/2008	Buy	300.00	NCOC	$6.65
8/11/2008	Buy	400.00	NCOC	$6.65
8/11/2008	Buy	480.00	NCOC	$6.62
8/11/2008	Buy	500.00	NCOC	$6.76
8/11/2008	Buy	800.00	NCOC	$6.70
8/11/2008	Buy	831.00	NCOC	$6.70
8/11/2008	Buy	2,000.00	NCOC	$6.80
8/11/2008	Buy	2,100.00	NCOC	$6.70
8/11/2008	Buy	2,223.00	NCOC	$6.70
8/11/2008	Buy	2,800.00	NCOC	$6.80
8/11/2008	Buy	6,507.00	NCOC	$6.60
8/11/2008	Buy	17,235.00	NCOC	$6.73
8/11/2008	Buy	21,600.00	NCOC	$6.70
8/11/2008	Buy	12,248.00	NCOC	$7.02
8/11/2008	Buy	40,200.00	NCOC	$7.02
8/11/2008	Buy	100.00	NCOC	$7.02
8/11/2008	Buy	20,480.00	NCOC	$7.02
8/11/2008	Buy	26,972.00	NCOC	$7.02
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the 13D is amended by adding the following:
     See Item 3 above.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2008	SMALL VENTURES USA, L.P. By: Small Ventures USA GP LLC, its general partner
	By:	/s/ William O. Perkins III
Title: President

SMALL VENTURES USA GP LLC
	By:	/s/ William O. Perkins III
Name: William O. Perkins III
Title: President

WILLIAM O. PERKINS III
	By:	/s/ William O. Perkins III